ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company, do hereby take the following action, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members.

The Italian Cafe, LLC (Company) Operating Agreement is hereby approved and executed by its Members on July 14, 2014. The Operating Agreement appoints and the Members do hereby nominate and elect Ranulfo S. Vizcarra and Christy J. Jepson as Managers to operate the Company. The Members ratify the managers execution and filing of the Articles of Organization of the Company with the Illinois Secretary of State to form the Company as an Illinois Limited Liability Company authorized to establish series. The Members hereby approve the form of the Articles of Organization and authorize the Managers to designate the first three series of the Company, Series A, Series B and Series C, by filing the designations with the Illinois Secretary of State.

The Company hereby authorizes the Managers to acquire S Cafe, LLC. Upon execution of a lease between The Italian Cafe, LLC Series C, as tenant, and Eurofresh Plaza, LLC, as landlord, for the restaurant property located at 154 W. Northwest Highway in Palatine, Illinois 60067 and a Sublease for the same property between The Italian Cafe, LLC Series C as Sublandlord and Luigi's Food & Pizza, LLC Series C as Subtenant, the Managers are authorized to accept a note bearing annual interest of ten percent (10%) from Luigi's Food & Pizza, LLC, Luigi's Food & Pizza, LLC Series C and Vince Pedone, a manager and member of both Luigi companies, and to loan Luigi's the funds necessary to remodel and open the restaurant in a manner and on terms acceptable to the Managers in an amount not to exceed $100,000.00. The Managers are also authorized to advance funds to The Italian Cafe, LLC Series C at ten percent (10%) annual interest in an amount that does not exceed $100,000.00 to equip and provide improvements to the restaurant.

The Managers are authorized to advance funds at an annual interest rate of ten percent (10%) to The Italian

EXHIBIT ___C___





Cafe, LLC Series A and The Italian Cafe, LLC Series B in an amount that does not exceed $25,000 each to locate, negotiate and acquire a lease on restaurant properties to be opened by those Series.

The Members hereby authorize the Managers to borrow funds from the Members at the annual interest rate of ten percent (10%) per annum as needed by the Company to the extent available from the Members.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

July 14, 2014.

M2K, LLC:

By: ______________________

Senior Homes, LLC:

By: Margaret J. Brennberg, Manager

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company, do hereby take the following action, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

The Italian Cafe, LLC (Company) Operating Agreement was approved and executed by its Members on July 14, 2014. The Operating Agreement appoints and the Members have elect Ranulfo S. Vizcarra and Christy J. Jepson as Managers to operate the Company and execute and file the Articles of Organization of the Company with the Illinois Secretary of State to form the Company as an Illinois Limited Liability Company authorized to establish series. The Members have approved the form of the Articles of Organization and authorized the Managers to designate the first three series of the Company, Series A, Series B and Series C, by filing the designations with the Illinois Secretary of State.

The Members have authorized the Managers to acquire S Cafe, LLC. Upon execution of a lease between The Italian Cafe, LLC Series C, as tenant, and Eurofresh Plaza, LLC, as landlord, for the restaurant property located at 154 W. Northwest Highway in Palatine, Illinois 60067 and a Sublease for the same property between The Italian Cafe, LLC Series C as Sublandlord and Luigi's Food & Pizza, LLC Series C as Subtenant, the Members have authorized the Managers to accept a note bearing annual interest of ten percent (10%) from Luigi's Food & Pizza, LLC, Luigi's Food & Pizza, LLC Series C and Vince Pedone, a manager and member of both Luigi companies, and to loan Luigi's the funds necessary to remodel and open the restaurant in a manner and on terms acceptable to the Managers in an amount not to exceed $100,000.00. The Members also authorized the Managers to advance funds to The Italian Cafe, LLC Series C at ten percent (10%) annual interest in an amount that does not exceed $100,000.00 to equip and provide improvements to the restaurant. We have agreed as Managers to take all such actions so authorized on behalf of the Company.

The Members have authorized the Managers to advance funds at an annual interest rate of ten percent (10%) to The Italian Cafe, LLC Series A and The Italian Cafe, LLC Series B in an amount that does not exceed $25,000 each to locate, negotiate and acquire a lease on restaurant properties to be opened by those Series. The Managers agree to take such action.

The Members have authorized the Managers to borrow funds from the Members at the annual interest rate of ten percent (10%) per annum as needed by the Company to the extent available from the Members. The Managers agree to take such action if necessary.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

July 14, 2014.



_____
Ranulfo S. Vizcarra, Manager

_____
Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members.

We hereby ratify and approve all of the actions taken by the Managers and the Members of the Company since its formation.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson

Ranulfo S. Vizcarra

The Financial Statements, financial condition and the tax returns of the Company were discussed and approved by the Members, and the Managers are hereby authorized to file the Company federal and state income tax returns for 2014.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 2, 2015

M2K, LLC:

By: _____

Senior Homes, LLC:

By: _Margaret J. Runnberg, Manager_

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify all actions of either Manager acting on behalf of the Company since the formation of the Company.

The Members have elected Ranulfo S. Vizcarra and Christy J. Jepson as Managers to continue to operate the Company.

We have reviewed the Company financial statements, financial condition and tax returns with the Members and the Members have authorized the Managers to file the 2014 federal and state tax returns. The Managers have agreed to file the tax returns.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 2, 2015.



_____
Ranulfo S. Vizcarra, Manager

_____
Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members.

We hereby ratify and approve all of the actions taken by the Managers since the last annual meeting.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson

Ranulfo S. Vizcarra

The Financial Statements, financial condition and the tax returns of the Company were discussed and approved by the Members and the Managers are hereby authorized to file the Company federal and state income tax returns for 2015.

The Members discussed and approved a Company Crowdfunding Raise of up to $1,000,000.00 under Title III of the JOBS Act to provide funds to advance to its designated series to open additional restaurants and bars with video gaming machines. The Managers are hereby authorized to locate an authorized portal, to negotiate and enter into agreements to accomplish the raise with the portal and other entities, such as Strecker, Jepson & Associates for all legal work, and the Company CPA for all required accounting work including a review of the Company financial statements as required to complete the raise. The Managers are authorized to provide such reviewed financial statements, disclosures and other material as required to accomplish the raise. The Managers are authorized to contract to make a website, video and





description documents necessary to accomplish the raise.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 7, 2016

M2K, LLC:

By: ____________________

Senior Homes, LLC:

By: Margaret J. Runnberg, Manager

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company, do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify the actions of either Manager since the Company's last annual meeting.

The Members have elected Ranulfo S. Vizcarra and Christy J. Jepson as Managers to continue to operate the Company.

We have reviewed the Company financial statements, financial condition and tax returns with the Members and the Members have authorized the Managers to file the 2014 federal and state tax returns. The Managers have agreed to file the tax returns.

The Members discussed and approved a Company Crowdfunding Raise of up to $1,000,000.00 under Title III of the JOBS Act to provide funds to advance to its designated series to open additional restaurants and bars with video gaming machines. The Members authorized the Managers to locate an authorized portal, to negotiate and enter into agreements to accomplish the raise with the portal and other entities, such as Strecker, Jepson & Associates for all legal work, and the Company CPA for all required accounting work including a review of the Company financial statements as required to complete the raise. The Members authorized the Managers to provide such reviewed financial statements, disclosures and other material as required to accomplish the raise. The Managers were authorized by the Members to contract to make a website, video and description documents necessary to accomplish the raise. The Managers agree to take such actions as are necessary as authorized to accomplish the crowdfi adir ; aise.

No further matters being brought before the Managers, a discus: or of he general business affairs of the Company was had and the meeting was adjourned.

March 7, 2016.



_____
Ranulfo S. Vizcarra, Manager

_____
Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.

ACTION BY THE MEMBERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Members of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Members. We hereby ratify and approve all of the actions taken by the Managers and the Members of the Company since its formation.

We hereby nominate and elect as the Managers of the Company, to act as such Managers until their successors shall have been duly elected and qualified, the following:

Christy J. Jepson and Ranulfo S. Vizcarra

The Audited Financial Statements, financial condition and the tax returns of the Company were discussed and approved by the Members, and the Managers are hereby authorized to file the Company federal and state income tax returns for 2016 and the 2016 Annual Report on Form C-AR for the company's ongoing crowdfunding raise.

The Members discussed the Company's Crowdfunding Raise and agreed to extend the deadline of such raise to September 30, 2017. The Managers are hereby authorized to take such action to extend the deadline.

No further matters being brought before the Members, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 24, 2017.

M2K of Chicago, LLC: Senior Homes, LLC

By: _____   By: _____

Being all of the Members of The Italian Cafe, LLC.

ACTION BY THE MANAGERS OF
THE ITALIAN CAFE, LLC

We, the undersigned, being all of the Managers of The Italian Cafe, LLC, an Illinois Limited Liability Company (Company), do hereby take the following action at its annual meeting, pursuant to the authority of the Illinois Limited Liability Company Act and The Italian Cafe, LLC Operating Agreement, as follows:

We hereby waive all requirements for notice of this meeting of Managers.

We hereby ratify all actions of either Manager acting on behalf of the Company since the formation of the Company.

The Members have elected Ranulfo S. Vizcarra and Christy J. Jepson as Managers to continue to operate the Company.

The Audited Financial Statements, financial condition and the tax returns of the Company were reviewed and discussed and approved by the Members, and the Managers received authorization of the Members to file the Company federal and state income tax returns for 2016 and the 2016 Annual Report on Form C-AR for the Company's ongoing crowdfunding raise. The Managers agreed to file these documents.

The Members directed the Managers to extend the deadline of the Company's crowdfunding raise to September 30, 2017. The Managers have agreed to take such action to extend the deadline.

No further matters being brought before the Managers, a discussion of the general business affairs of the Company was had and the meeting was adjourned.

March 24, 2017



_____
Ranulfo S. Vizcarra, Manager



_____
Christy J. Jepson, Manager

Being all of the Managers of The Italian Cafe, LLC.